UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

A10 Networks, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

002121101

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

150 East 52nd Street, 3rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 4, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,659,818
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,659,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,659,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

2

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		483,169**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

483,169**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

483,169**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* This Series Two is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

** Includes 150,900 Shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,074,948*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,074,948*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,074,948*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

PN

*Includes 155,900 Shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		487,654*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

487,654*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

487,654*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*Includes 216,300 Shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,142,987*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,142,987*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,142,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

OO

* Includes 150,900 Shares underlying call options currently exercisable as further described in Item 6.

6

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,074,948*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,074,948*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,074,948*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

*Includes 155,900 Shares underlying call options currently exercisable as further described in Item 6.

7

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		487,654*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

487,654*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

487,654*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 216,300 Shares underlying call options currently exercisable as further described in Item 6.

8

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,705,589*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,705,589*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,705,589*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IA

* Includes 523,100 Shares underlying call options currently exercisable as further described in Item 6.

9

CUSIP No. 002121101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,705,589*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,705,589*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,705,589*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 523,100 Shares underlying call options currently exercisable as further described in Item 6.

10

CUSIP No. 002121101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	VIEX Opportunities Fund, LP – Series Two (“Series Two”), a series of VIEX Opportunities, with respect to the Shares directly and beneficially owned by it;
(iii)	VIEX Special Opportunities Fund II, LP (“VSO II”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(iv)	VIEX Special Opportunities Fund III, LP (“VSO III”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(v)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One;
(vi)	VIEX Special Opportunities GP II, LLC (“VSO GP II”), a Delaware limited liability company, as the general partner of VSO II;
(vii)	Viex Special Opportunities GP III, LLC (“VSO GP III”), a Delaware limited liability company, as the general partner of VSO III;
(viii)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of each of Series One, Series Two, VSO II and VSO III; and
(ix)	Eric Singer, as managing member of each of VIEX GP, VSO GP II and VSO GP III, and VIEX Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 150 East 52nd Street, 3rd Floor, New York, New York 10022.

11

CUSIP No. 002121101

(c)       The principal business of Series One, Series Two, VSO II and VSO III is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One. The principal business of VSO GP II is acting as the general partner of VSO II. The principal business of VSO GP III is acting as the general partner of VSO III. The principal business of VIEX Capital is serving as the investment manager to Series One, Series Two, VSO II and VSO III. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP, VSO GP II, VSO GP III and VIEX Capital.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Series One, Series Two, VSO II, VSO III, VIEX GP, VSO GP II, VSO GP III and VIEX Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,659,818 Shares beneficially owned by Series One is approximately $10,599,104, including brokerage commissions.

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 332,269 Shares beneficially owned by Series Two is approximately $2,151,393, including brokerage commissions. The aggregate purchase price of the 150,900 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Series Two is approximately $605,109, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 3,074,948 Shares beneficially owned by VSO II is approximately $20,197,415, including brokerage commissions. The aggregate purchase price of the 155,900 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $575,000, including brokerage commissions.

The Shares purchased by VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 271,354 Shares beneficially owned by VSO III is approximately $1,682,368, including brokerage commissions. The aggregate purchase price of the 216,300 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO III is approximately $788,445, including brokerage commissions.

12

CUSIP No. 002121101

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 75,634,696 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 8, 2019.

A.	Series One
(a)	As of the close of business on June 4, 2019, Series One beneficially owned 1,659,818 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,659,818
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,659,818

(c)	The transactions in the Shares by Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Series Two
(a)	As of the close of business on June 4, 2019, Series Two beneficially owned 483,169 Shares, including 150,900 Shares underlying call options currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 483,169
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 483,169

(c)	The transactions in the Shares by Series Two during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	VSO II
(a)	As of the close of business on June 4, 2019, VSO II beneficially owned 3,074,948 Shares, including 155,900 Shares underlying call options currently exercisable.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,074,948
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,074,948

13

CUSIP No. 002121101

(c)	The transactions in the Shares by VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	VSO III
(a)	As of the close of business on June 4, 2019, VSO III beneficially owned 487,654 Shares, including 216,300 Shares underlying call options currently exercisable.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 487,654
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 487,654

(c)	The transactions in the Shares by VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.	VIEX GP
(a)	VIEX GP, as the general partner of each of Series One and Series Two, may be deemed the beneficial owner of the (i) 1,659,818 Shares beneficially owned by Series One and (ii) 483,169 Shares, including 150,900 Shares underlying call options currently exercisable beneficially owned by Series Two.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,142,987
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,142,987

(c)	VIEX GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the shares on behalf of each of Series One and Series Two during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 3,074,948 Shares, including 155,900 Shares underlying call options currently exercisable beneficially owned by VSO II.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,074,948
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,074,948

14

CUSIP No. 002121101

(c)	VSO GP II has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
G.	VSO GP III
(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 487,654 Shares, including 216,300 shares underlying call options currently exercisable beneficially owned by VSO III.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 487,654
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 487,654

(c)	VSO GP III has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
H.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One, Series Two, VSO II and VSO III, may be deemed the beneficial owner of the (i) 1,659,818 Shares beneficially owned by Series One, (ii) 483,169 Shares, including 150,900 Shares underlying call options currently exercisable beneficially owned by Series Two, (iii) 3,074,948 Shares, including 155,900 Shares underlying call options currently exercisable beneficially owned by VSO II and (iv) 487,654 Shares, including 216,300 shares underlying call options currently exercisable beneficially owned by VSO III.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,705,589
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,705,589
(c)	VIEX Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Series One, Series Two, VSO II and VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
I.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP, VSO GP II, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 1,659,818 Shares beneficially owned by Series One, (ii) 483,169 Shares, including 150,900 Shares underlying call options currently exercisable beneficially owned by Series Two, (iii) 3,074,948 Shares, including 155,900 Shares underlying call options currently exercisable beneficially owned by VSO II and (iv) 487,654 Shares, including 216,300 shares underlying call options currently exercisable beneficially owned by VSO III.
15

CUSIP No. 002121101

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,705,589
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,705,589
(c)	Mr. Singer has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Series One, Series Two, VSO II and VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Interest in Securities of the Issuer.

Item 6 is hereby by amended to add the following:

Series Two has purchased in over-the-counter market American-style call options referencing an aggregate of 150,900 Shares, which have an exercise price of $2.50 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has purchased in over-the-counter market American-style call options referencing an aggregate of 150,000 Shares, which have an exercise price of $2.50 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has purchased in over-the-counter market American-style call options referencing an aggregate of 5,900 Shares, which have an exercise price of $5.00 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has purchased in over-the-counter market American-style call options referencing an aggregate of 5,800 Shares, which have an exercise price of $5.00 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has sold in over-the-counter market American-style put options referencing an aggregate of 111,700 Shares, which have an exercise price of $5.00 and expire on August 16, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has sold in over-the-counter market American-style put options referencing an aggregate of 1,422,900 Shares, which have an exercise price of $7.50 and expire on August 16, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has sold in over-the-counter market American-style put options referencing an aggregate of 200,000 Shares, which have an exercise price of $7.50 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

16

CUSIP No. 002121101

VSO III has purchased in over-the-counter market American-style call options referencing an aggregate of 210,500 Shares, which have an exercise price of $2.50 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO III has purchased in over-the-counter market American-style call options referencing an aggregate of 5,800 Shares, which have an exercise price of $5.00 and expire on November 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Opportunities Fund, LP – Series Two, VIEX Special Opportunities Fund II, LP, VIEX Special Opportunities Fund III, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Special Opportunities GP III, LLC, VIEX Capital Advisors, LLC and Eric Singer, dated June 4, 2019.

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CUSIP No. 002121101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

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CUSIP No. 002121101

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

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CUSIP No. 002121101

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Purchase of Common Stock	7,356	6.9700	04/05/2019
Purchase of Common Stock	12,156	6.9656	04/08/2019
Purchase of Common Stock	12,522	6.9317	04/08/2019
Purchase of Common Stock	7,356	6.8500	04/10/2019
Sale of Common Stock	(2,973)	7.0268	04/22/2019
Sale of Common Stock	(18,390)	7.0127	04/23/2019
Sale of Common Stock	(10,217)	7.1082	04/24/2019
Purchase of Common Stock	604	6.2100	04/25/2019
Sale of Common Stock	(1,661)	7.1870	04/25/2019

CUSIP No. 002121101

VIEX special opportunities fund ii, LP

Purchase of Common Stock	10,644	6.9700	04/05/2019
Purchase of Common Stock	17,589	6.9656	04/08/2019
Purchase of Common Stock	18,118	6.9317	04/08/2019
Purchase of Common Stock	10,644	6.8500	04/10/2019
Sale of Common Stock	(4,301)	7.0268	04/22/2019
Sale of Common Stock	(26,610)	7.0127	04/23/2019
Sale of Common Stock	(14,783)	7.1082	04/24/2019
Purchase of Common Stock	875	6.2100	04/25/2019
Sale of Common Stock	(2,404)	7.1870	04/25/2019
Sale of November 2019 Put Option ($7.50 Strike Price)[1]	(2,000)	1.0750	04/29/2019
Purchase of Common Stock	40,000	6.4316	05/08/2019
Purchase of Common Stock	25,000	6.2661	05/13/2019
Assignment of August 2019 Put Option[2]	7,700	7.5000	05/14/2019
Purchase of Common Stock	35,232	6.2580	05/15/2019
Purchase of Common Stock	80,000	6.4776	05/16/2019
Purchase of Common Stock	25,000	6.3652	05/17/2019
Purchase of Common Stock	59,242	6.3584	05/21/2019
Purchase of Common Stock	24,384	6.2498	05/23/2019
Purchase of Common Stock	27,994	6.1952	05/24/2019
Purchase of Common Stock	50,000	5.9500	06/03/2019
Purchase of Common Stock	110,033	5.9961	06/03/2019
Purchase of Common Stock	25,000	6.0800	06/04/2019
Purchase of Common Stock	7,802	6.0900	06/04/2019
Purchase of November 2019 Call Option ($2.50 Strike Price)[3]	1,500	3.7700	06/04/2019
Purchase of November 2019 Call Option ($5.00 Strike Price)[3]	59	1.3500	06/04/2019

CUSIP No. 002121101

VIEX Special Opportunities Fund III, LP

Purchase of Common Stock	4,906	6.0273	05/31/2019
Purchase of November 2019 Call Option ($2.50 Strike Price)[3]	1,105	3.6964	05/31/2019
Purchase of Common Stock	80,062	6.2374	05/28/2019
Purchase of Common Stock	75,000	6.1919	05/29/2019
Purchase of Common Stock	111,386	6.1734	05/30/2019
Purchase of November 2019 Call Option ($2.50 Strike Price)[3]	1,000	3.7000	05/30/2019
Purchase of November 2019 Call Option ($5.00 Strike Price)[3]	58	1.3500	05/31/2019

VIEX opportunities fund, LP – Series TWO

Purchase of Common Stock	10,000	6.1800	04/26/2019
Purchase of Common Stock	154,335	6.5806	04/26/2019
Purchase of November 2019 Call Option $(2.50 Strike Price)[3]	832	4.0000	04/26/2019
Purchase of Common Stock	12,176	6.3882	04/30/2019
Purchase of Common Stock	18,000	6.3473	05/01/2019
Purchase of Common Stock	3,200	6.3187	05/02/2019
Purchase of November 2019 Call Option $(2.50 Strike Price) [3]	677	4.0000	05/02/2019
Purchase of Common Stock	3,788	6.4422	05/03/2019
Purchase of Common Stock	43,605	6.4283	05/06/2019
Purchase of Common Stock	50,000	6.4000	05/07/2019
Purchase of Common Stock	25,140	6.3720	05/07/2019
Purchase of Common Stock	12,025	6.1490	05/14/2019